Exhibit 99.1

NexGen Announces Best Hole to Date (RK-24-222) and High-Grade Expansion at Patterson Corridor East Concluding a Successful 2024 Drilling Program

  NexGen's 2024 exploration campaign delivered a new discovery on Rook I at Patterson Corridor East ("PCE") 3.5km east of Arrow.
  Subsequent drilling has materially expanded the mineralized zone to 600 m strike length and 600 m vertical extent with 19 of 30 holes intersecting mineralization including 10 holes with multiple intervals >10,000 cps.
  Today's announcement highlights the best hole to date at PCE (RK-24-222) returns 17.0 m wide vein with multiple high intensity (>61,000 cps) occurrences.
  In 2024, PCE is the largest drill program in the Athabasca Basin by any Company at 34,000 meters (m).

VANCOUVER, BC, Nov. 12, 2024 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is proud to announce the completion of its 2024 drilling campaign at Patterson Corridor East (PCE) that included more than 34,000 m across a total of 46 drillholes. Upon initial discovery of intense uranium mineralization at PCE (see March 11 News Release), the Company directed all drilling activity to focus exclusively on PCE, whereby 19 of 30 holes intersected mineralization. Bold and systematic spacing of drillhole intercepts have quickly grown the discovery from a single hole to a broad and continuous new uranium discovery. Real-time evaluation of results throughout the duration of the program focused on determining the overall outer extents of the mineralized zone and in parallel, precisely targeting high-grade sub-domains (Figures 1 and 2, Table 1).

In late October, a high-grade portion has presented itself within the overall mineralized zone with upgraded intensity of mineralization in the now best hole to date, RK-24-222 (Figure 3). A 17.0 m wide vein with multiple occurrences of off-scale (>61,000 cps) mineralization (Table1, Figure 3). In addition, RK-24-220 and -223 intersected strong mineralization up to 41,000 cps and 40,000 cps, respectively including multiple intercepts of >10,000 cps.  System strength is confirmed by these zones characterized by semi-massive to massive replacement by uraninite. A high-grade sub-domain of the mineralized footprint now covers 100 m of strike and 170 m of depth extent with potential growth in all directions (Figure 2). The high-grade intersection in RK-24-222 represents the fifth drillhole at PCE to return off-scale (>61,000 cps) mineralization, joining previous significant intersections in RK-24-183, -197, -202, and -207.

Leigh Curyer, Chief Executive Officer, commented: "This focused effort has elevated the materiality of PCE and today's results highlight the increasing potential of the PCE system with RK-24-222. With 600 m of strike length and 600 m of depth extent, this new zone located entirely within competent basement rock only 3.5 km from the flagship world-class Arrow deposit has emerged as a compelling and prospective addition to NexGen's dominant portfolio in the south western section of the Athabasca Basin.

NexGen's disciplined dual focus on the advancement of the Rook I Project and the expanded exploration at PCE demonstrates the Company's commitment to unlocking the full potential of this major uranium district at a time where the need for clean affordable safe baseload energy has never been more evident. With the world's leading tech companies all committing to nuclear power in recent month's the outlook is incredibly exciting in the nuclear fuel space."

Assays from disclosed intersections are expected in Q4 2024 and Q1 2025, with reporting to follow.  Exploration activity will resume in January 2025 with planning underway for a significant drill program at PCE where the prospectivity for material growth is clearly evident.

Figure 1: Map view of PCE target area with the mineralized footprint wireframe shown in red; as of November 11, 2024 (CNW Group/NexGen Energy Ltd.)

Figure 2: Schematic long section comparison from mid-summer 2024 to November 2024 of mineralized footprint at PCE; additional drilling has maintained internal continuity with modest expansion in most directions (CNW Group/NexGen Energy Ltd.)

Figure 3: Core photo from RK-24-222; high-grade mineralization is hosted near continuously within an overall vein width of 17.0 m from 604.5 to 621.5 m with a secondary vein below from 623.0 to 626.0 m; yellow outlines >1,000 cps while red outlines >10,000 cps (CNW Group/NexGen Energy Ltd.)

Figure 4: RK-24-222 close-up of off-scale (>61,000 cps) massive replacement by uraninite haloed by hematite at 607.4 m (CNW Group/NexGen Energy Ltd.)

Figure 5: RK-24-222 semi-massive replacement by uraninite accompanied by argillization and hematite at 618.5 m, max peak of >61,000 cps (CNW Group/NexGen Energy Ltd.)

Table 1: 2024 Spectrometer results since previous release on August 8, 2024

Drillhole				Unconformity Depth (m)	Handheld Spectrometer Results (RS-125)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
RK-24-208	310	-70	756	104.3	435	435.5	0.5	<500
					435.5	436	0.5	<500 - 710
					522	522.5	0.5	<500
					523	523.5	0.5	<500
					655	655.5	0.5	<500 - 750
					655.5	656	0.5	<500
					657.5	658	0.5	<500
					658.5	659	0.5	<500
					665.5	666	0.5	<500
					666	666.5	0.5	<500 - 610
					669.5	670.5	1	<500
					670.5	671	0.5	560 - 950
					671	671.5	0.5	1400 - 3560
					673	673.5	0.5	<500 - 690
					673.5	674	0.5	500 - 1140
					674	675	1	<500
					680	681	1	<500
					685.5	686	0.5	<500 - 600
					686.5	687	0.5	600 - 800
					687	687.5	0.5	900 - 3000
					687.5	688	0.5	<500 - 3000
					689	689.5	0.5	<500 - 500
					689.5	690	0.5	1300 - 5700
					690	690.5	0.5	<500 - 2400
					690.5	691	0.5	<500
					691.5	692	0.5	<500 - 1800
					692	692.5	0.5	<500 - 1600
					692.5	693	0.5	<500
					693	693.5	0.5	<500 - 1300
					693.5	694	0.5	<500 - 500
					694	694.5	0.5	<500 - 610
					694.5	695	0.5	<500 - 600
					695	695.5	0.5	550 - 1500
					695.5	696	0.5	<500 - 3500
					696	696.5	0.5	<500 - 810
					697.5	698.5	1	<500
RK-24-209	310	-70	840	110.7	395	396	1	<500
					627.5	628	0.5	<500 - 510
					695	695.5	0.5	<500
					759	759.5	0.5	<500 - 600
RK-24-210	310	-70	1095	102.4	639	639.5	0.5	<500
					639.5	640	0.5	<500 - 510
					640	640.5	0.5	<500
					854	854.5	0.5	<500 - 700
					854.5	855	0.5	<500
					855.5	856	0.5	<500 - 1600
					856	856.5	0.5	<500 - 1800
					857.5	858	0.5	<500
					858	858.5	0.5	<500 - 1600
					862	862.5	0.5	<500 - 950
					863.5	864	0.5	<500 - 700
					869	869.5	0.5	<500 - 600
					869.5	870	0.5	<500 - 500
					874.5	875	0.5	<500 - 550
					875.5	876	0.5	<500 - 3800
					876	876.5	0.5	2700 - 6500
					876.5	877	0.5	<500 - 1100
					877	879	2	<500
					879	879.5	0.5	<500 - 1200
					879.5	880	0.5	<500 - 700
					880	880.5	0.5	<500 - 750
					880.5	881	0.5	600 - 1200
					881	881.5	0.5	<500 - 600
					881.5	882	0.5	<500 - 900
					882	882.5	0.5	<500 - 1500
					882.5	883	0.5	800 - 3400
					883	883.5	0.5	<500 - 520
					884.5	885	0.5	<500
					885.5	886	0.5	<500 - 600
					886	886.5	0.5	<500 - 1100
					886.5	887	0.5	<500 - 1600
					888	888.5	0.5	<500
					888.5	889	0.5	<500 - 900
					915.5	916.5	1	<500
					920	920.5	0.5	<500 - 500
					921	921.5	0.5	<500 - 700
					921.5	922	0.5	<500
RK-24-211	310	-70	1302	103.1	776.5	777	0.5	<500
					784	784.5	0.5	<500
					1116.5	1117	0.5	<500
RK-24-212	315	-70	137	121	No Significant Intersections
RK-24-213	310	-70	936	87	No Significant Intersections
RK-24-214	310	-70	989	111.6	463	463.5	0.5	<500
					466.5	467	0.5	<500
					859.5	860	0.5	<500
					862.5	863.5	1	<500
					863.5	864	0.5	<500 - 950
					865	865.5	0.5	<500
					865.5	866	0.5	<500 - 540
					866	866.5	0.5	<500 - 1400
					867.5	868	0.5	<500
					868	868.5	0.5	<500 - 650
					868.5	869	0.5	<500 - 2200
					869.5	870	0.5	<500
RK-24-215	310	-70	840	114.8	542	542.5	0.5	600 - 1300
					542.5	543	0.5	2200 - 3200
					543	543.5	0.5	6000 - 11000
					543.5	544	0.5	<500 - 5000
					544	544.5	0.5	<500 - 700
					544.5	545	0.5	600 - 3500
					545	545.5	0.5	500 - 1800
					545.5	546	0.5	<500 - 700
					546	546.5	0.5	<500 - 1400
					546.5	547	0.5	<500 - 1150
					547	547.5	0.5	<500
					551.5	552	0.5	<500 - 1700
					552	553.5	1.5	<500
					564.5	565	0.5	<500 - 700
					570	570.5	0.5	<500
					570.5	571	0.5	<500 - 800
					571	571.5	0.5	<500
					571.5	572	0.5	<500 - 600
					572	572.5	0.5	<500
					583.5	584	0.5	<500
					584.5	585	0.5	<500
					585	585.5	0.5	600 - 1500
					585.5	586	0.5	<500 - 550
					586	586.5	0.5	<500 - 700
					586.5	587	0.5	<500 - 800
					587	588	1	<500
					588	588.5	0.5	600 - 2000
					588.5	589	0.5	700 - 2100
					589	589.5	0.5	<500 - 1300
					589.5	590	0.5	1200 - 1500
					590.5	591	0.5	<500
					600	600.5	0.5	<500 - 500
					604.5	605	0.5	<500
					608.5	609	0.5	<500
					609	609.5	0.5	800 - 2850
					609.5	610	0.5	<500
					610	610.5	0.5	<500 - 850
					621.5	622	0.5	<500 - 1500
					622	622.5	0.5	<500 - 700
					643	643.5	0.5	<500
					646	646.5	0.5	<500 - 700
					646.5	647	0.5	<500 - 1300
					647	647.5	0.5	<500 - 2500
					647.5	648	0.5	<500 - 700
					648	649	1	<500
					657	657.5	0.5	<500 - 1200
					658	658.5	0.5	<500 - 500
					658.5	659	0.5	<500 - 500
					659	659.5	0.5	<500 - 1950
					665.5	666	0.5	<500 - 600
					681	681.5	0.5	<500 - 900
					681.5	682	0.5	<500 - 850
RK-24-216	310	-70	1071	99.7	787	787.5	0.5	<500 - 600
					787.5	788	0.5	1100 - 3700
					788	788.5	0.5	800 - 1200
					788.5	789	0.5	<500
					789.5	790	0.5	<500 - 700
					790	790.5	0.5	<500 - 700
					790.5	791	0.5	<500
					791.5	792	0.5	<500 - 550
					805	805.5	0.5	<500 - 740
					805.5	806	0.5	<500
					807.5	808.5	1	<500
					811.5	812	0.5	<500 - 5800
					815	815.5	0.5	<500 - 760
					815.5	816	0.5	<500 - 700
					819	820	1	<500
RK-24-217	310	-70	1185	105.6	519	520	1	<500
					528.5	529	0.5	<500
					709	710	1	<500
RK-24-217a	310	-70	120	105.1	No Significant Intersections
RK-24-218	310	-70	696	109.6	325.5	326	0.5	<500 - 830
					424.5	425	0.5	<500 - 550
					425.5	426	0.5	<500
					463.5	464	0.5	<500 - 520
					494.5	495	0.5	<500 - 550
					515.5	516	0.5	<500
					516	516.5	0.5	<500 - 700
					516.5	517	0.5	<500 - 1200
					517	517.5	0.5	500 - 4300
					517.5	518	0.5	<500 - 1200
					518	518.5	0.5	1000 - 2000
					518.5	519	0.5	<500 - 1000
RK-24-219	310	-70	1187	99.8	758.5	759	0.5	<500 - 1050
					759.5	760	0.5	<500 - 1100
					897.5	898	0.5	<500
					982	982.5	0.5	<500 - 570
RK-24-220	310	-70	732	116	387	387.5	0.5	<500
					445.5	446	0.5	<500 - 510
					446	446.5	0.5	<500 - 660
					446.5	447	0.5	<500
					452	452.5	0.5	<500 - 2400
					452.5	453	0.5	<500 - 2000
					453	454.5	1.5	<500
					454.5	455	0.5	<500 - 650
					455.5	456	0.5	<500 - 1700
					456	456.5	0.5	600 - 1300
					456.5	457	0.5	<500 - 1200
					457	457.5	0.5	700 - 27000
					457.5	458	0.5	1700 - 41000
					459.5	460	0.5	<500 - 550
					460	461	1	<500
					461	461.5	0.5	<500 - 7000
					461.5	462	0.5	<500 - 6000
					462	462.5	0.5	740 - 2000
					462.5	463	0.5	3500 - 4500
					463	463.5	0.5	1300 - 6000
					463.5	464	0.5	600 - 6500
					464	464.5	0.5	600 - 2000
					464.5	465	0.5	700 - 4000
					465	465.5	0.5	<500 - 5600
					465.5	466	0.5	1200 - 8200
					466	466.5	0.5	<500 - 6000
					477.5	478	0.5	<500 - 750
					478	478.5	0.5	<500 - 800
					479	479.5	0.5	<500
					479.5	480	0.5	<500 - 800
					480	480.5	0.5	<500 - 680
					480.5	481	0.5	680 - 1300
					481	481.5	0.5	<500 - 600
					481.5	482	0.5	<500
					482	482.5	0.5	<500 - 520
					482.5	483	0.5	<500 - 520
					483	483.5	0.5	<500
					483.5	484	0.5	<500 - 800
					484	484.5	0.5	<500 - 1100
					484.5	485	0.5	<500 - 16000
					485	485.5	0.5	3000 - 16000
					485.5	486	0.5	<500 - 7000
					486	486.5	0.5	<500 - 13000
					486.5	487	0.5	<500 - 1200
					487	488	1	<500
					489	489.5	0.5	<500 - 640
					489.5	490	0.5	<500 - 950
					490	490.5	0.5	<500 - 800
					490.5	491	0.5	<500 - 2100
					491	491.5	0.5	<500 - 6000
					491.5	492	0.5	<500 - 840
					495	495.5	0.5	<500
					495.5	496	0.5	<500 - 6800
					496	496.5	0.5	<500 - 4100
					496.5	497	0.5	<500 - 6000
					497	497.5	0.5	2600 - 2600
					497.5	498	0.5	<500 - 500
					498	498.5	0.5	<500 - 1800
					498.5	499	0.5	<500
					503	503.5	0.5	<500 - 1500
					503.5	504.5	1	<500
					525.5	526	0.5	<500
					539	539.5	0.5	<500
					539.5	540	0.5	540 - 7300
					570.5	571	0.5	<500 - 730
					579.5	580	0.5	<500
					580	580.5	0.5	<500 - 510
					580.5	581	0.5	<500 - 520
					583	583.5	0.5	<500
					583.5	584	0.5	<500 - 1500
					584	584.5	0.5	<500 - 620
					596.5	597	0.5	<500 - 1300
					597	597.5	0.5	<500 - 1300
					599.5	600	0.5	<500
RK-24-221	310	-70	861.6	115.9	302	302.5	0.5	<500
					302.5	303	0.5	<500 - 600
					303	303.5	0.5	<500 - 830
					594.5	595	0.5	<500
					595	595.5	0.5	<500 - 1700
					597.5	598	0.5	<500 - 5500
					599	599.5	0.5	<500 - 2700
					642	642.5	0.5	<500
					642.5	643	0.5	<500 - 520
					643	643.5	0.5	<500 - 1100
					644	644.5	0.5	<500
					650.5	651	0.5	<500 - 670
					697.5	698	0.5	<500
					698	698.5	0.5	<500 - 2300
RK-24-222	354	-65	753	108.4	588	588.5	0.5	770 - 1200
					598	599.5	1.5	<500
					602.5	603	0.5	<500 - 820
					603	603.5	0.5	640 - 2000
					603.5	604.5	1	<500
					604.5	605	0.5	3000 - 20000
					605	605.5	0.5	5800 - 17000
					605.5	605.6	0.1	18000 - 60000
					605.6	605.7	0.1	>61000
					605.7	606	0.3	9000 - 60000
					606	606.5	0.5	1800 - 10000
					606.5	607	0.5	<500 - 730
					607	607.4	0.4	3000 - 60000
					607.4	607.8	0.4	>61000
					607.8	608	0.2	5000 - 60000
					608	608.2	0.2	16000 - 60000
					608.2	608.4	0.2	>61000
					608.4	608.5	0.1	10000 - 60000
					608.5	609	0.5	6400 - 42000
					609	609.5	0.5	10000 - 25000
					609.5	610	0.5	7000 - 25000
					610	610.5	0.5	<500 - 6000
					610.5	610.9	0.4	7000 - 60000
					610.9	611	0.1	>61000
					611	611.5	0.5	4000 - 26000
					611.5	612	0.5	3000 - 10000
					612	612.5	0.5	700 - 3000
					612.5	613	0.5	3000 - 7000
					613	613.5	0.5	700 - 6000
					613.5	614	0.5	2000 - 33000
					614	614.5	0.5	900 - 6000
					614.5	615	0.5	1900 - 39000
					615	615.5	0.5	580 - 15000
					615.5	616	0.5	500 - 5000
					616	616.5	0.5	900 - 7500
					616.5	617	0.5	900 - 25000
					617	617.5	0.5	2800 - 14000
					617.5	618	0.5	1100 - 3500
					618	618.4	0.4	1300 - 60000
					618.4	618.5	0.1	>61000
					618.5	619	0.5	15000 - 31000
					619	619.5	0.5	9800 - 39000
					619.5	620	0.5	3400 - 14500
					620	620.5	0.5	1800 - 24000
					620.5	621	0.5	2500 - 25000
					621	621.5	0.5	<500 - 2800
					622	622.5	0.5	<500 - 580
					622.5	623	0.5	<500 - 800
					623	623.5	0.5	550 - 18000
					623.5	624	0.5	500 - 1400
					624	624.5	0.5	<500 - 700
					624.5	625	0.5	<500 - 10000
					625	625.4	0.4	500 - 60000
					625.4	625.5	0.1	>61000
					625.5	626	0.5	700 - 40000
					627	627.5	0.5	<500
					629	629.5	0.5	<500 - 1000
					640	640.5	0.5	<500 - 600
					640.5	641	0.5	<500 - 510
					649	649.5	0.5	<500
					658	658.5	0.5	<500 - 800
					658.5	659	0.5	<500
					665	665.5	0.5	<500
					668	668.5	0.5	<500 - 800
					668.5	669	0.5	<500 - 560
					671	671.5	0.5	<500
					687	687.5	0.5	<500
RK-24-223	345	-66	TBD	106.8	336	336.5	0.5	<500 - 800
					633	633.5	0.5	<500 - 7200
					633.5	634	0.5	<500 - 40000
					634	634.5	0.5	<500 - 1300
					634.5	635	0.5	<500 - 1700
					635	635.5	0.5	<500
					645.5	646	0.5	<500 - 740
					646	646.5	0.5	2100 - 10000
					646.5	647	0.5	7500 - 24000
					647	647.5	0.5	1000 - 24000
					675	675.5	0.5	500 - 4200
					675.5	676	0.5	1200 - 7200
					676	676.5	0.5	<500 - 3700
					678	678.5	0.5	<500 - 700
					678.5	679	0.5	<500
					679.5	680	0.5	<500 - 800
					689.5	690	0.5	<500 - 2500
					690	690.5	0.5	5000 - 14000
					690.5	691	0.5	4000 - 12000
					691	691.5	0.5	<500 - 6000
					691.5	692	0.5	3000 - 12000
					692	692.5	0.5	5000 - 14000
					692.5	693	0.5	<500 - 1100
					695.5	696	0.5	<500 - 3100
					696	696.5	0.5	<500 - 1500
					696.5	697	0.5	<500
					702.5	703.5	1	<500
					704.5	705	0.5	<500
					713.5	714	0.5	<500 - 1700
					714.5	715	0.5	<500
					715	715.5	0.5	<500 - 1200
					716	716.5	0.5	1200 - 1800
					716.5	717	0.5	<500 - 1100
					717	717.5	0.5	1500 - 2200
					717.5	718	0.5	<500 - 2000
					718	718.5	0.5	<500 - 5100
					720.5	721	0.5	<500 - 5900
					721	721.5	0.5	<500 - 2000
					722	722.5	0.5	1100 - 12000
					722.5	723	0.5	1500 - 23000
					723	723.5	0.5	3500 - 37000
					726	726.5	0.5	<500 - 3000
					726.5	727	0.5	3000 - 12000
					727	727.5	0.5	<500
					737.5	738	0.5	<500 - 5000
					738	738.5	0.5	<500 - 1400
					743	743.5	0.5	<500 - 700
					749	750	1	<500
					756.5	757	0.5	<500
					757.5	758	0.5	<500
					758.5	759	0.5	<500
					759	759.5	0.5	<500 - 720
					760	760.5	0.5	<500 - 3000
					763.5	764	0.5	<500 - 650
					764.5	765.5	1	<500
					765.5	766	0.5	900 - 3700
					766	766.5	0.5	800 - 15000
					766.5	767	0.5	800 - 25000
					767	767.5	0.5	1000 - 11000
					767.5	768	0.5	<500
					772	772.5	0.5	<500-500
					772.5	773	0.5	<500
					773.5	774	0.5	<500 - 700
					774	774.5	0.5	<500 - 10000
					775	775.5	0.5	<500
RK-24-224	310	-70	TBD	115.8	TBD
  All depths and intervals are meters downhole, true thicknesses are yet to be determined.
  "Off-scale" refers to >61,000 cps total readings by gamma spectrometer type RS-125.
  Unconformity of 'N/A' denotes a lack of visible contact between Athabasca sandstone and basement rock.
  Maximum internal dilution 2.0 m downhole.
  Minimum thickness of 0.5 m downhole.
  All depths and intervals are metres downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future. The Company's flagship Rook I Project is being optimally developed into the largest low cost producing uranium mine globally, incorporating the most elite standards in environmental and social governance. The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines the elite environmental performance and industry leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations, and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically, and environmentally. The Project and prospective portfolio in northern Saskatchewan will provide generational long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE" and on the Australian Securities Exchange under the ticker symbol "NXG" providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

www.nexgenenergy.ca

Technical Disclosure*

All technical information in this news release has been reviewed and approved by Jason Craven, NexGen's Manager, Exploration, a qualified person under National Instrument 43-101.

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-125 gamma spectrometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

A technical report in respect of the FS is filed on SEDAR ( www.sedar.com ) and EDGAR (www.sec.gov/edgar.shtml ) and is available for review on NexGen Energy's website (www.nexgenenergy.ca ).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies.   Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated  March 6, 2024 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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For further information: Contact Information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca; Travis McPherson, Chief Commercial Officer, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nxe-energy.ca, www.nexgenenergy.ca; Monica Kras, Vice President, Corporate Development, +44 7307 191933, mkras@nxe-energy.ca, www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 12-NOV-24